Exhibit 99.1

To:	TAURUS MINING FINANCE FUND NO. 2, L.P. (in its capacity as Agent)
Corporporation Trust Center 1209 Orange St, Wilmington Delaware 19801, USA

Attention: Brad Cowdroy, Mark Cook and Megan Lui Email: operations_team@taurusfunds.com.au

7 March 2026

Dear Sir/ Madam,

Bridge Loan Facility Agreement dated 8 August 2025 – Second Drawdown Waiver Letter (this “Letter”)

1	Introduction

1.1	We refer to the Bridge Loan Facility Agreement dated 8 August 2025 between, amongst others, Kabanga Nickel Limited (as Borrower), Lifezone Metals Limited (as Parent) and Taurus Mining Finance Fund No. 2, L.P. (as Arranger and Agent) (the “Facility Agreement”).

1.2	Terms used but not otherwise defined in this Letter shall have the same meaning as in the Facility Agreement. The principles of construction set out in Section 1.2 (Construction) of the Facility Agreement shall have effect as if set out in full in this Letter, mutatis mutandis.

2	Background to waivers request

2.1	Pursuant to clause 5.2(a)(vi)(B)(Completion of a Utilisation Request) of the Facility Agreement, a Utilisation Request in respect of the second Utilisation after the Financial Close Date will not be regarded as having been duly completed unless the Agent is satisfied (and has received acceptable documentation or such other evidence from the Borrower to confirm such satisfaction) that, amongst other things, the Framework Agreement has been amended on acceptable terms to reflect the agreement of the Tanzanian Government, following delivery to it of the Feasibility Study, to the sharing of the economic benefits of the Project and the joint financial model prepared by the Borrower for the Project in connection with the Framework Agreement.

2.2	The Borrower delivered to the Agent: (i) the proposed amendments to the Framework Agreement in the form of a draft amendment and restatement agreement for the Framework Agreement a copy of which was received by the Agent from the Borrower on 21 January 2026, which was superseded by a draft deed of amendment to the Framework Agreement on materially the same terms and reformatted as a deed (the “Deed of Amendment to the Framework Agreement”) and which was sent to the Tanzanian Government for its review on 1 February 2026 (a copy of which was received by the Agent from the Borrower on 6 March 2026) (which was anticipated to be progressed for approval and signing by the parties by the end of February 2026, as evidenced by a letter dated 19 January 2026 from the Tanzanian Government Office of the Treasury Registrar to the Borrower (a copy of which is attached in Schedule 2 (Treasury Registrar Confirmation Letter) to this Letter), and (ii) a copy of a letter from the U.S. International Development Finance Corporation (“DFC”) addressed to the Parent/ the Borrower confirming the approval by DFC of the terms of the proposed amendments to the Framework Agreement in the form of a draft amendment and restatement agreement for the Framework Agreement, which the Borrower subsequently revised and reformatted as the Deed of Amendment to the Framework Agreement (a copy of which is attached in Schedule 3 (DFC Confirmation Letter) to this Letter).

2.3	The Borrower has informed the Agent that (a) the Deed of Amendment to the Framework Agreement will be submitted to the relevant Tanzanian Government Cabinet for a meeting in March 2026, (b) at this meeting a decision will be taken to execute the Deed of Amendment to the Framework Agreement, and (c) on the assumption that the decision is in fact taken to execute the Deed of Amendment to the Framework Agreement, it is expected that the Deed of Amendment to the Framework Agreement will be executed by the Tanzanian Government in March 2026.

2.4	Pursuant to clause 20.28(e)(Further assurance) of the Facility Agreement, each of Tembo Nickel Mining and Tembo Nickel Refining is required to ensure that, on or before the date of the second Utilisation, its Articles of Association are amended to provide that the Proportionate Interest (as defined therein) is (i) in respect of the Class A Shares (as defined therein), 99.98% and (ii) in respect of the Class B Shares (as defined therein), 0.02%, together with any necessary consequential changes, and must deliver to the Agent a copy of the amended Articles of Association evidencing the same.

2.5	The Borrower intends to submit a Utilisation Request for the second Utilisation on or about 9 March 2026. The Borrower has advised the Agent that the Deed of Amendment to the Framework Agreement will not be executed by the parties thereto before the date of the Utilisation Request for the second Utilisation and accordingly the Framework Agreement will not be amended as required under clause 5.2(a)(vi)(B) (Completion of a Utilisation Request) of the Facility Agreement. Further, the Borrower has advised the Agent that the Articles of Association of Tembo Nickel Mining and Tembo Nickel Refining will not be amended as required under clause 20.28(e)(Further assurance) of the Facility Agreement before the date of the Utilisation Request for the second Utilisation.

3	Waiver requests and consent

3.1	The Borrower hereby requests that the Majority Lenders (in accordance with clause 33.1 (Required consent) of the Facility Agreement) agree to:

(a)	waive the condition under clause 5.2(a)(vi)(B)(Completion of a Utilisation Request) of the Facility Agreement in relation to the second Utilisation (the “Framework Agreement Amendment Waiver”); and

(b)	waive the requirement under clause 20.28(e)(Further assurance) of the Facility Agreement in relation to the second Utilisation (the “Articles Amendment Waiver”).

3.2	In consideration for the waivers requested in paragraph 3.1 of this Letter, the Borrower and the Parent undertake to the Finance Parties:

(a)	in relation to the Framework Agreement Amendment Waiver

(i)	to use all reasonable endeavours to complete all the actions and do all things required under clause 5.2(a)(vi)(B)(Completion of a Utilisation Request) of the Facility Agreement as soon as reasonably practicable after the date of the second Utilisation and in any event no later than within 90 days of the date of the second Utilisation (such date, the “Framework Amendment Long Stop Date”); and

(ii)	if any of the actions and things referred to in paragraph 3.2(a)(i) above are not completed by the Framework Amendment Long Stop Date, the Parent shall issue the Additional Warrants (as defined in paragraph 4 of this Letter) in accordance with paragraph 4 of this Letter; and

(b)	in relation to the Articles Amendment Waiver, to use all reasonable endeavours to procure that the amendments to the Articles of Association of Tembo Nickel Mining and Tembo Nickel Refining required under clause 20.28(e)(Further assurance) of the Facility Agreement are implemented as soon as reasonably practicable after the date of the second Utilisation and in any event, prior to the earlier of: (i) the date of the third Utilisation and (ii) 30 September 2026.

3.3	By countersigning this Letter, the Agent (acting on the instructions of the Majority Lenders) acknowledges the matters set out in paragraphs 2, 3 and 4 of this Letter and agrees to consent to the waivers requested in paragraph 3.1 of this Letter subject to the terms and conditions of this Letter. The consent of the Agent shall become effective on the date of this Letter.

4	Additional Warrants

4.1	If paragraph 3.2(a)(i) of this Letter applies, the Parent shall:

(a)	issue to the Original Lender, within two (2) Business Days of the Framework Amendment Long Stop Date, 500,000 common share purchase warrants of the Parent with an exercise period of 5 years from the issue date and an exercise price equal to 125% of the 30-day VWAP to the Framework Amendment Long Stop Date (as adjusted pro rata for any issuance of new shares by the Parent as a result of a share split, or bonus issue or for any share consolidation from the Framework Amendment Long Stop Date and during the term)(the “Additional Warrants”);

(b)	deliver to the Agent (in each case in form and substance satisfactory to the Agent) all corporate authorisations and other documents (if any) which the Agent may reasonably require in connection with the issue of the Additional Warrants and a legal opinion of Baker McKenzie LLP legal advisers to the Parent in New York (or any other New York law adviser to the Parent) as to the offer, sale and issuance of the Additional Warrants being exempt from registration under the Securities Act; and

(c)	procure that a resale registration statement with respect to the Additional Warrants shall be declared effective by the SEC by the Effectiveness Deadline.

4.2	For the purpose of paragraph 4.1(c) above, the “Effectiveness Deadline” means, with respect to the resale registration statement for the Additional Warrants, fifteen (15) calendar days after the SEC notifies the Parent of “no review” of the registration statement (or, in the event of a “full review” by the SEC, ninety (90) days following the date the SEC notifies the Parent of a “full review”).

4.3	The Borrower and the Parent shall be deemed to confirm, as at the date on which the Additional Warrants are issued by the Parent, that the Repeating Representations to be made by it and each other Obligor are true in all material respects.

5	Amendments to the Facility Agreement

5.1	Additional Warrants: The parties to this Letter agree that, upon the issuance by the Parent of the Additional Warrants in accordance with paragraph 4.1 of this Letter, with effect from the date on which the Additional Warrants are issued by the Parent, the Facility Agreement shall be amended as set out in Schedule 1 (Additional Warrants Amendments to the Facility Agreement).

5.2	Permitted Minority Investor: The parties to this Letter further agree that, with effect from the date of this Letter, paragraphs (1) and (2) of the definition of “Permitted Minority Investor” in Clause 20.23(c)(C)(Review Event) of the Facility Agreement shall be deleted in their entirety and replaced with the following:

“Permitted Minority Investor” means any third party investor which:

“(1) individually holds beneficially no more than 35% of the issued share capital of the Borrower (which shall include any options to acquire share capital of the Borrower);

(2) when aggregated with the beneficial holdings of each other Permitted Minority Investor, holds beneficially less than 50% of the issued share capital of the Borrower (which shall include any options to acquire share capital of the Borrower);”

5.3	Schedule 9 (Permitted Minority Investor List): The parties to this Letter agree that, with effect from the date of this Letter, Schedule 9 (Permitted Minority Investor List) to the Facility Agreement shall be amended by adding Orion Critical Minerals Consortium as an additional Permitted Minority Investor under number 18 in the first table of that Schedule as follows:

	Permitted Minority Investors - Strategic and financial investors	Type
18	Orion Critical Minerals Consortium	Financial Investor / Private Equity

6	Miscellaneous

6.1	The Borrower and the Parent hereby confirm that, as at the date of this Letter and as the date on which the consent of the Agent under paragraph 3.3 becomes effective:

(a)	the Repeating Representations to be made by it and each other Obligor are true in all material respects; and

(b)	no Default or Review Event is continuing or would result from the waivers contemplated in this Letter.

6.2	The parties to this Letter agree and acknowledge that, other than as expressly contemplated in this Letter, no change, amendment, waiver or consent with respect to the terms and provisions of any of the Finance Documents is intended or contemplated hereby (which terms and provisions remain unchanged and in full force and effect other than as expressly set forth herein) and the waivers granted pursuant to this Letter:

(a)	shall apply to the obligations of the Borrower with respect to the second Utilisation only and not in relation to any subsequent Utilisation;

(b)	shall not affect the rights of the Finance Parties in relation to any circumstance or matter other than those specifically referred to in this Letter with respect to which the waivers are requested; and

(c)	are given in reliance upon the information supplied to the Agent by the Borrower being true, complete and accurate and shall be without prejudice to any rights which any of the Finance Parties may have at any time in relation to any such information not being true, complete and accurate, which rights shall remain in full force and effect.

6.3	This Letter is hereby designated as a Finance Document by the Agent and the Borrower.

6.4	Pursuant to Clause 15.2 (Amendment costs) of the Facility Agreement, the Borrower shall, within ten Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in connection with this Letter and the waivers contemplated hereby.

6.5	This Letter and any non-contractual obligations arising out of or in connection with this Letter shall be governed by, and construed in accordance with, English law.

6.6	The provisions of Clause 1.4 (Third party rights), Clause 36 (Counterparts) and Clause 38 (Enforcement) of the Facility Agreement shall apply to this Letter as if they had been set out again in full in this Letter, mutatis mutandis and with references to the Facility Agreement being construed as references to this Letter.

We look forward to receiving your response as soon as possible.

Yours faithfully

/s/ Chris Showalter
Name: Chris Showalter

For and on behalf of
KABANGA NICKEL LIMITED as Borrower

/s/ Chris Showalter
Name: Chris Showalter

For and on behalf of
KABANGA NICKEL LIMITED as Parent

The acknowledgements and waivers sought in this Letter and the designation of this Letter as a Finance Documents are hereby acknowledged and agreed by the Agent (acting on the instructions of the Majority Lenders) subject to the terms of this Letter:

/s/ Tim Woolaver
Name: Tim Woolaver

For and on behalf of
Taurus Mining Finance Fund No. 2, L.P. acting through its general partner Taurus Mining Finance Fund No. 2, GP LLC

SCHEDULE 1

Additional Warrants Amendments to the Facility Agreement

The parties to this Letter agree that, upon and from the date of issuance of the Additional Warrants in accordance with paragraph 4.1 of this Letter, the Facility Agreement shall be amended as set out in this Schedule 1.

1.	Clause 1.1 (Definitions) of the Facility Agreement shall be amended as follows:

a.	the following new definitions shall be added in the correct alphabetical order:

i.	“Additional Warrants” has the meaning given to that term in the Second Utilisation Waiver Letter.

ii.	“Additional Warrants Issue Date” means the date of issue by the Parent of the Additional Warrants.

iii.	“Additional Warrant Shares” has the meaning given to that term in the Second Utilisation Waiver Letter.

iv.	“Second Utilisation Waiver Letter” means a letter dated on or about 6 March 2026 from the Borrower and the Parent to the Agent pursuant to which the Agent agreed to waive certain conditions to the second Utilisation on the terms and subject to the conditions set out thereinto “Warrants” shall include the Additional Warrants and all references to “Warrant Shares” shall include the Additional Warrant Shares;

b.	the definition of “Effective Deadline” shall be amended by deleting it in its entirety and replacing it with the following:

“Effectiveness Deadline” means, (i) with respect to the resale registration statement for the Warrant Shares (Signing Date), fifteen (15) calendar days after the date the SEC notifies the Parent of “no review” of the registration statement (or, in the event of a “full review” by the SEC, ninety (90) days following the date the SEC notifies the Parent of a “full review”), (ii) with respect to the resale registration statement for the Additional Warrant Shares, fifteen (15) calendar days after the date the SEC notifies the Parent of “no review” of the registration statement (or, in the event of a “full review” by the SEC, ninety (90) days following the date the SEC notifies the Parent of a “full review”), and (iii) with respect to the resale registration statement for the Warrant Shares (Extension Date), fifteen (15) calendar days after the date the SEC notifies the Parent of “no review” of the registration statement (or, in the event of a “full review” by the SEC, ninety (90) days following the date the SEC notifies the Parent of a “full review”).

c.	the definition of “Filing Deadline” shall be amended by deleting it in its entirety and replacing it with the following:

“Filing Deadline” means, (i) with respect to the Warrant Shares (Signing Date), thirty (30) calendar days after the date of this Agreement, (ii) with respect to the Additional Warrant Shares, thirty (30) calendar days after the Additional Warrant Issue Date, and (iii) with respect to the Warrant Shares (Extension Date), thirty (30) calendar days after the Extension Date.

d.	the definition of “Warrant Shares” shall be amended by deleting it in its entirety and replacing it with the following:

“Warrant Shares” means the Warrant Shares (Extension Date), the Additional Warrant Shares and the Warrant Shares (Signing Date).

e.	the definition of “Warrants” shall be amended by deleting it in its entirety and replacing it with the following:

“Warrants” means the Warrants (Signing Date), the Additional Warrants and the Warrants (Extension Date).

2.	Paragraphs (a) and (b) of Clause 20.24 (Warrants) of the Facility Agreement shall be deleted in the entirety and replaced with the following:

“(a) The Parent will ensure that the Warrants and Warrant Shares are duly and validly authorised and issued. The Parent will ensure that:

(i)	at all times prior to the expiry date of the Warrants (Signing Date), a sufficient number of Warrant Shares (Signing Date) are allotted and reserved for issuance upon the exercise of such Warrants;

(ii)	at all times prior to the expiry date of the Additional Warrant, a sufficient number of Additional Warrant Shares are allotted and reserved for issuance upon the exercise of such Warrants; and

(iii)	to the extent the Borrower has exercised its right under Clause 6.1(b) (Repayment of Loans) to extend the Repayment Date, at all times prior to the expiry date of the Warrants (Extension Date), a sufficient number of Warrant Shares (Extension Date) are allotted and reserved for issuance upon the exercise such Warrants.

(b) The Parent will use its commercially reasonable efforts to cause: (i) the Warrant Shares (Signing Date) to be listed for trading on the NYSE as of the date of this Agreement; (ii) the Additional Warrant Shares to be listed for trading on the NYSE no later than the issue date of the Additional Warrants; and (ii) the Warrant Shares (Extension Date) to be listed for trading on the NYSE no later than the issue date of the Warrants (Extension Date).”

SCHEDULE 2

Treasury Registrar Confirmation Letter

SCHEDULE 3

DFC Confirmation Letter